UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28963/October 21, 2009

_____
In the Matter of   :
                                        :
WESTERN ASSET/CLAYMORE U.S. TREASURY   :
  INFLATION PROTECTED SECURITIES FUND 3 :
385 East Colorado Blvd.   :
Pasadena, CA 91101   :
                                        :
(811-21559)   :

_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Western Asset/Claymore U.S. Treasury Inflation Protected
Securities Fund 3 filed an application on August 14, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On September 25, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 29830). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary